

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Lawrence S. Elbaum, Esq.
Partner
Vinson & Elkins LLP
The Grace Building
1114 Avenue of the Americas
32nd Floor
New York, NY 10036

> **Re: Global Net Lease, Inc.**
> **PREC14A filed by Blackwells Capital LLC et al.**
> **Filed December 1, 2022**
> **File No. 001-37390**

Dear Lawrence S. Elbaum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed December 1, 2022

Reasons for the Solicitation, page 5

1.   Footnote 16 on page 7 appears to provide an incorrect citation. Please revise or advise.

Proposal 1: Election of Nominees, page 8

2.   The meaning of the final sentence of the third paragraph on page 8, which begins "Neither of Mr. Lozier nor Mr. O'Toole...," is unclear. Please revise or advise.

Proposal 2: Bylaw Repeal Proposal, page 11

3.   Please disclose the text of Amendment No. 2 to the Bylaws and/or a reference to where shareholders can find such text.

Proposal 5: Director Resignation Policy Proposal, page 14

4.   We note that the resolution seeks a voting standard tied to "the affirmative vote of the holders of a majority of the voting power of the Company's outstanding capital stock entitled to vote thereon." Such standard appears to call for a majority of shares outstanding, rather than a majority of votes cast. Related disclosure indicates that such a standard would be "in line with best corporate governance practices." Please confirm that the standard sought is in fact tied to a majority of shares outstanding, and if so, please disclose, if true, that such a standard exceeds the majority-of-votes-cast standard more typical of U.S. public companies.

Schedule I, page I-1

5.   On page I-2, we note the reference to "Related Real Estate Fund III, L.P." Please disclose who this entity is and its relationship to Related Fund Management, LLC. The phrase "[a]s of the date of this Notice" is also unclear. Please revise to clarify.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to David Plattner at 202-551-8094.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Mergers and Acquisitions